UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 20, 2008

Commission File Number 000-29336
___________________

ATNA RESOURCES LTD.
(Translation of registrant's name into English)

510 – 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3A8
(Address of principal executive offices)
___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]                                                      Form 40-F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [  ]                                           No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                         .

Atna and Canyon Announce Closing of Merger

Vancouver, BC and Golden, CO, March 19, 2008 – Atna Resources Ltd. (“Atna”) (TSX:ATN) and Canyon Resources Corporation (“Canyon”) (AMEX:CAU) today announced the closing of the merger as of March 18, 2008 pursuant to the Agreement and Plan of Merger dated November 16, 2007.  Atna has acquired all of Canyon’s issued and outstanding shares of common stock, warrants and debentures.  Canyon is now a wholly owned U.S. subsidiary of Atna.

As a result of the merger, Atna has created a strong platform for gold production growth with the following characteristics:

•	A multi-million ounce gold company highly leveraged to the price of gold
•	Near term gold production opportunities from the restart of the Briggs Mine, development of the Reward and Pinson projects
•	An exceptional management team with proven skills and vast experience
•	The financial size and strength to ensure continued growth and attract resources
•	Focused on the politically stable western United States primarily Nevada
•	Strong upside potential from the combined portfolio of gold development, exploration and royalty properties
•	Leverage to the uranium market through carried uranium exploration joint ventures

David Watkins, CEO and Chairman of Atna, said, “This merger combines the management team, resources, and financial strength needed to create an exciting junior gold producer focused on the western United States. We believe that significant shareholder value will be created with a re-rating of our share price as a junior gold producer once the value of this combination is recognized by the market.”

Jim Hesketh, the new President and COO of Atna, added, “Our priority will be to restart operations at the Briggs gold mine in California with gold production projected to commence in early 2009. The planned development of our Reward gold project in Nevada will significantly add to our production stream, subject to the issuance of the final mining permits and financing. In addition, we expect our venture partner, Pinson Mining Company, a subsidiary of Barrick Gold, to continue the exploration and underground development of the Pinson gold project in Nevada. The projected cash flow from these three projects, combined with potential future cash flows from our royalty properties, will allow us to achieve our goal of becoming a sustainable, growth oriented, profitable gold producer.”

Pursuant to the terms of the merger agreement, each share of Canyon common stock issued and outstanding was converted into the right to receive 0.32 common shares of Atna, plus cash in lieu of any fractional shares.  Canyon ceased trading on the American Stock Exchange at the close of market on March 18, 2008. Additional information concerning the conversion of Canyon shares to Atna shares can be found in the Canyon proxy statement mailed to shareholders on January 25, 2008. This information is also available in the registration statement on Form F-4A filed by Atna with the SEC on January 17, 2008. Atna trades on the Toronto Stock Exchange under the symbol ATN and in the United States on the Over-The-Counter market under the symbol ATNAF.
For further information please contact:

Kendra Johnston Investor Relations Manager Tel: 604-684-2285 kjohnston@atna.com	Valerie Kimball U.S. Investor Relations Tel: 303-278-8464 vkimball@canyonresources.com

Forward-looking Statements
Certain forward-looking statements are included in this release, including statements relating to the transaction between Canyon Resources Corporation and Atna Resources Ltd. and anticipated production schedules. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Canyon's and Atna’s current expectations regarding the transaction, and speak only as of the date of this release. Investors are cautioned that all forward-looking statements in this release involve risks and uncertainties that could cause actual results to differ materially from those referred to in the forward-looking statements. Such risks and uncertainties include, among other things, risks relating to the ability to obtain permits and commence production and generate material revenues or obtain adequate financing for planned exploration and development activities. A full discussion of other known risks and uncertainties regarding Canyon, its business and operations are included in its Annual Report on Form 10-K, for the year ended December 31, 2006, as filed with the SEC, copies of which are available without charge from Canyon. A full discussion of other known risks and uncertainties regarding Atna, its business and operations are included in its Annual Report on Form 20-F, for the year ended December 31, 2006, as filed with the SEC, copies of which are available without charge from Atna. These filings are also available electronically from the SEC Web site at www.sec.gov. If any of the events described in those filings were to occur, either alone or in combination, it is likely that Canyon's or Atna's ability to reach the results described in the forward-looking statements could be impaired and Canyon's and/or Atna's stock price could be adversely affected. Neither Canyon or Atna undertake any obligation to update or correct any forward-looking statements included in this presentation to reflect events or circumstances occurring after the date of this presentation

INCORPORATION BY REFERENCE

This Form 6-K is hereby incorporated by reference into the registration statement on Form F-4 of Atna Resources Ltd. (File No. 333-147973).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD.
(Registrant)

Date:  _March 20, 2008_                                                                           By:           /s/ Kendra Johnston
Name:          Kendra Johnston
Title:	Investor Relations Manager, Geologist